
Via U.S. Mail and Fax
Mr. Didier Essemini
Chief Executive Officer
Finotec Group, Inc.
350 Fifth Avenue
Suite 2712
New York, NY 10018

October 17, 2005

RE: **Finotec Group, Inc.**
    Form 10-KSB for the fiscal year ended January 31, 2005
    File No. 033-20966

Dear Mr. Essemini:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director